Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)


Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007 and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information
In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

Participants in the Solicitation
JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.

                                      * * *

[The following is a reminder notice that was sent to stockholders of The Bear Stearns Companies Inc.]

                               IMPORTANT REMINDER

                        TIME IS SHORT - PLEASE VOTE TODAY

                                              May 8, 2008


Dear Stockholder:

            We have previously mailed to you a proxy statement/prospectus dated April 28, 2008 asking for your vote in support of the merger of a wholly-owned subsidiary of JPMorgan Chase & Co. with and into The Bear Stearns Companies Inc., with Bear Stearns surviving as a subsidiary of JPMorgan Chase, pursuant to a merger agreement, dated as of March 16, 2008, by and between Bear Stearns and JPMorgan Chase, as amended on March 24, 2008. Please be sure your shares are represented and voted at our Special Meeting of Stockholders to be held on May 29, 2008 to approve and adopt the merger agreement. Your vote is important regardless of how many shares you hold.

            According to our latest records, we have not received your voting instructions for this important meeting. Please vote today.

            You may use one of the following methods for promptly providing your voting instructions:

            1.    Vote by Internet - www.proxyvote.com

                  Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 28, 2008. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

            2.    Vote by Phone - 1-800-690-6903

                  Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 28, 2008. Have your proxy card in hand when you call and then follow the instructions.

            3.    Vote by Mail

                  Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Bear Stearns Companies Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

            As more fully described in the proxy statement/prospectus, the Board of Directors of Bear Stearns unanimously recommends that you vote FOR the approval and adoption of the merger agreement. Because the affirmative vote of the holders of a majority of the outstanding shares of Bear Stearns common stock entitled to vote at the Special Meeting is needed for us to proceed with the merger, the failure to vote by proxy or in person will have the same effect as a vote against the merger. If you have not already done so, please vote your Bear Stearns shares today.

            If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of Bear Stearns common stock, please contact MacKenzie Partners, Inc., Bear Stearns' proxy solicitor, at (212) 929-5500 (Call Collect) or (800) 322-2885 (Toll-Free).

            Thank you for your cooperation and continued support.

                                                      Sincerely,


                                                      /s/ Kenneth L. Edlow

                                                      Kenneth L. Edlow
                                                      Secretary

                             ADDITIONAL INFORMATION

            In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

            JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.